Filed by Fortis SA/NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: August 15, 2007

On August 15, 2007, Fortis, Royal Bank of Scotland and Santander issued the following joint press release:

15 August 2007 – Publication of Supplementary Documentation

Following the publication of interim results by ABN AMRO and RBS on 30 July 2007 and 3 August 2007 respectively, Fortis, RBS and Santander (collectively, the “Banks”) are today publishing supplementary offer documentation, including the interim financial statements of RBS and ABN AMRO for the six months to 30 June 2007, which will be available from the Banks. Copies of the offer documents and of documents incorporated by reference in the offer documents may be obtained free of charge, subject to the same restrictions as apply to the offers, by contacting the Dutch exchange agent or the global information agent at the addresses and telephone numbers below.

The Dutch exchange agent:	The global information agent:

Fortis Bank (Nederland) N.V.	D.F. King & Co., Inc.
Rokin 55	2 London Wall Buildings, 2nd Floor
1012 KK Amsterdam	London Wall, London EC2M 5PP
The Netherlands	United Kingdom
Tel: +31 20 527 24 67	European Toll Free Help Line: 00 800 5464 5464

48 Wall Street, 22nd Floor
New York, NY 10005
United States
North American Toll Free Help Line: 1 (800) 848 2998

In offer documentation previously published, the Banks stated that the consideration described in such documentation assumes the payment by ABN AMRO of an interim (cash or share) dividend in respect of 2007 in an amount not to exceed €0.55 per ABN AMRO ordinary share (before deduction of any applicable withholding taxes), and that if ABN AMRO declared an interim (cash or share) dividend in respect of 2007 in excess of €0.55 per ABN AMRO ordinary share (before deduction of any applicable withholding taxes) the consideration may be reduced by an amount equal to such excess (before deduction of any applicable withholding taxes). ABN AMRO has announced that its interim dividend in respect of 2007 will be €0.58 per ABN AMRO ordinary share (before deduction of any applicable withholding taxes). The Banks have determined that, despite this amount being in excess of €0.55, the consideration will not be reduced in respect of such excess.

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes a preliminary version of the prospectus, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain